Exhibit 99.1

Secoo Announces the Closing of Convertible Notes Financing and Welcomes Additional Members to its Board of Directors

BEIJING, Aug. 08, 2018 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ:SECO), Asia’s largest online integrated upscale products and services platform, today announced the closing of the Company’s offering of US$175 million convertible notes (the “Notes”) to L Catterton Asia (“L Catterton”), the Asian unit of the largest and most global consumer-focused private equity firm in the world, and JD.com, Inc. (“JD”) (NASDAQ:JD), China’s largest retailer.

The Company also announced that its Board of Directors has approved the appointment of Ravi Thakran as a member of the Board of Directors (the “Board”), and Shengli Hu as an observer of the Board, effective immediately.

Mr. Thakran currently serves as Chairman and Managing Partner of L Catterton Asia and has served as the Group Chairman of LVMH South Asia and South East Asia, Middle East and Australia and New Zealand since September 2007. Prior to joining LVMH, Mr. Thakran held senior management positions at the Swatch Group, Nike and Tata Group, based in various global locations. He holds an MBA from the India Institute of Management, Ahmedabad.

Mr. Hu currently served as the President of Fashion & Lifestyle at JD and the Senior Vice President of JD, responsible for JD’s Fashion, Home & Life and TOPLIFE luxury platform. Mr. Hu joined JD in January 2014 and became the President of JD Electronics and Lifestyle in January 2016. As a veteran of the electronics and lifestyle industry, Mr. Hu previously held several management roles at China Unicom and Fun Talk. Mr. Hu holds an MBA from Hunan University.

Richard Li, Chairman and Chief Executive Officer of Secoo, commented, “We are thrilled to have successfully closed the transaction and welcome Mr. Thakran and Mr. Hu to our Board. The financing and partnership with the industry leaders will help Secoo to gain invaluable expertise and insights, as well as a wealth of resources in the consumer, luxury goods and e-commerse spaces both in China and overseas. We look forward to working with Mr. Thakran and Mr. Hu and learning from their exceptional strategic vision.”

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform. For more information, please visit ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Secoo Holding Limited

Jingbo Ma

Tel: +86 10 6588-0135

E-mail: ir@secoo.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 5730-6200

E-mail: Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Secoo@tpg-ir.com

L Catterton Asia

Andi Rose / Andrew Squire

Joele Frank, Wilkinson Brimmer Katcher

Phone: +1-212-355-4449

Source: Secoo Holding Limited